EXHIBIT 99.1

NEWS RELEASE

Dennis S. Hudson, III

President and Chief Executive Officer

Seacoast Banking Corporation of Florida

(772) 288-6086

William R. Hahl

Executive Vice President/

Chief Financial Officer

 (772) 221-2825

SEACOAST REPORTS A 12.5% INCREASE IN EARNINGS

FOR THE FIRST QUARTER

STUART, FL., April 14, 2004 – Seacoast Banking Corporation of Florida (NASDAQ-NMS:  SBCF), a bank holding company whose principal subsidiary is First National Bank and Trust Company of the Treasure Coast, today reported net income totaling $3,625,000, up 12.5 percent from the first quarter of 2003.  Net income of $0.23 diluted earnings per share (“DEPS”) was earned for the first quarter of 2004, compared to $0.21 DEPS for the first quarter a year ago and $0.24 DEPS for the fourth quarter of 2003.

“The improvement in key revenue trends which began in the fourth quarter, notably renewed net interest income growth combined with continued growth in fees, indicate that we are now on track to resume strong long term quality growth.” commented Dennis S. Hudson, III, Chief Executive Officer of Seacoast.  “During the second half of 2003, we indicated the Company was poised for better performance as we implemented our strategy to improve net interest margins and decrease interest rate risk by increasing the size of our commercial and consumer loan portfolios and reducing the relative size of our residential portfolio.  This indeed began to occur in late 2003 and has continued with double digit loan growth this quarter.  We also continued to produce solid core deposit growth while maintaining our favorable low funding cost.”

First quarter revenue trends included the following:

•

Total revenues (net interest income and noninterest income combined) were up 29.5 percent on an annualized basis from the fourth quarter;

•

Net interest margin expanded by 16 basis points during the quarter;

•

Net interest income gained 22.2 percent on an annualized basis over the fourth quarter and was up $1.298 million or 11.2 percent over prior year’s first quarter; and

•

Noninterest income less securities gains (losses) increased $506,000 from the fourth quarter as fees from investment management services, marine finance, and mortgage banking all increased during the quarter.

Other highlights for the quarter included:

•

Average total deposits increased $26.3 million or 9.6 percent annualized during the quarter with average noninterest bearing and low cost savings deposits improving by 18.4 percent and 5.4 percent annualized, respectively;

•

Loan balances rose 17.5 percent on an annualized basis from fourth quarter 2003;

•

Average equity to average assets remained strong at 7.91 percent compared to 7.81 percent one year earlier; and

•

Asset quality improved with a nonperforming assets ratio of 0.31 percent compared to 0.43 percent at year-end and 0.29 percent in the first quarter 2003.

The net interest margin, on a fully taxable equivalent basis, for the quarter was 3.98 percent, representing an increase from the 3.89 percent achieved in last year’s first quarter and the 3.82 percent in the fourth quarter of 2003.  The net interest margin has steadily improved since the third quarter 2003 as a result of a steeper yield curve, an improved loan mix and growth in loans outstanding.  In addition, as mentioned above, the favorable deposit growth in the first quarter and over the past year resulted in an overall lower cost of funds.

Net interest income (on a tax equivalent basis) increased to $12,932,000 or $679,000 from fourth quarter 2003’s total of $12,253,000, which had increased by $1.4 million from the third quarter 2003.  The gain in interest income comes from the growth in the balance sheet and the favorable overall change in earning asset mix as the intended transformation of the loan portfolio begins to develop.  Average earning assets have increased $81.6 million or 6.7 percent over the last twelve months and average loans are up $40.3 million or 5.8 percent.

The cost for interest bearing liabilities declined to 1.34 percent from 1.83 percent in the first quarter 2003 and 1.46 percent in the fourth quarter.  Interest expense as a percent of earning assets for the three months ended March 31, 2004, declined 10 basis points to 1.05 percent compared to the fourth quarter 2003.  Lower cost savings, NOW and money market balances increased $14.0 million, or an annualized growth of 10.6 percent in the first three months of 2004.

The expansion into Palm Beach County has been accretive to overall loan growth over the past twelve months.  Total loans in the new market grew to $66.7 million with a total of $58 million funded during the past year.  The addition of two full service branches in Palm Beach County in late 2004 will further assist in expanding the Company’s loan origination capabilities.  At March 31, 2004, lenders in this market have originated a total of $95.7 million in loans (including unfunded commitments) and a pipeline of over $119 million.  The acquisition of Palm Beach County’s two largest community banks by large out-of-market competitors has resulted in strong customer demand for the Company’s brand of banking, particularly commercial and commercial real estate loans and services.  Deposit balances in Palm Beach now total over $39 million, of which 20.7 percent are noninterest bearing.  In addition, the cost of interest bearing deposits in the new market is comparable to the total bank with an average cost of 1.53 percent.

Noninterest income, excluding securities gains and losses, increased 13.2 percent when compared to the fourth quarter of 2003, reflecting growing revenues from investment management services, up over 26 percent from the fourth quarter, and solid growth in revenues from mortgage banking and marine finance activities.  Revenues from investment management began improving in the fourth quarter 2003, and with an improving economy, the performance for investment management and Seacoast Marine Finance division could conceivably continue to improve.  In addition, the future for increased residential mortgage loan production looks favorable as the housing market on the Treasure Coast continues to outpace the southeastern region and the nation.

Core deposit growth continued to enhance fees by increasing the customer base and usage of check cards.  During the first quarter of 2004, a total of $298,000 in interchange income was earned compared to $289,000 for the same period in 2003.  The growth rate of these fees was negatively impacted in 2003 as a result of VISA and MasterCard agreeing to reduce check card interchange income fees beginning in August 2003.  The negative impacts have been offset with the growth in the cardholder base and transaction volumes.

Net loan charge offs were $35,000 for the first quarter of 2004, compared to net charge-offs of $280,000 for the same quarter in 2003.  Nonperforming assets to loans and other real estate owned declined to 0.31 percent at March 31, 2004, compared to 0.43 percent for the fourth quarter 2003.  Nonperforming assets totaled $2,325,000, up slightly from the $1,901,000 for the same quarter a year ago.

              Consistent credit quality and historically low net charge-offs in all of the Company’s loan portfolios support an allowance for loan losses of 0.85 percent of total loans at March 31, 2004, a level lower than that found in many other banks.  Over the past two years, the Company has intentionally reduced the relative size of its residential loan portfolio while continuing to grow its commercial (primarily real estate secured) and consumer portfolios and as a result, until recently, overall loan growth has been negative.  This, combined with the aforementioned stable asset quality, negated the need for any additional provisioning for loan losses until the current quarter.  During the quarter the Company provided $150,000 for loan losses due to loan growth.

              Noninterest expenses totaled $11.5 million, an increase of 6.0 percent from the prior year’s first quarter and a 14.0 percent increase over the fourth quarter 2004.  A portion of the growth is a result of increased wages, benefits, occupancy, marketing and other overhead due to the addition of branches and personnel in the Palm Beach County market, and from higher commissions, stock awards and other incentive compensation related to the Company’s improved performance.

              Seacoast will host a conference call on April 15 at 9:30 a.m. (Eastern time) to discuss the earnings results and business trends.  Investors may call in by dialing 888-639-6218 (passcode: 440873; leader: Dennis S. Hudson, III).  A replay of the call will be available beginning 1:00 p.m. by dialing 866-219-1444 (domestic), using the passcode 440873.

  Seacoast Banking Corporation of Florida has approximately $1.4 billion in assets.  It is one of the largest independent commercial banking organizations in Florida, headquartered on Florida’s Treasure Coast, one of the wealthiest and fastest growing areas in the nation.

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This press release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.

Forward-looking statements include statements with respect to our beliefs, plans, objectives, goals, expectations, anticipations, estimates and intentions, and involve known and unknown risks, uncertainties and other factors, which may be beyond our control, and which may cause the actual results, performance or achievements of Seacoast Banking Corporation of Florida ("Seacoast" or the "Company") to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. You should not expect us to update any forward-looking statements.

You can identify these forward-looking statements through our use of words such as  "may", "will", "anticipate", “assume”, "should", “indicate”, "would", "believe", "contemplate", "expect", "estimate", "continue", “point to”, “project”, "could", "intend" or other similar words and expressions of the future.  These forward-looking statements may not be realized due to a variety of factors, including, without limitation: the effects of future economic conditions; governmental monetary and fiscal policies, as well as legislative and regulatory changes; the risks of changes in interest rates on the level and composition of deposits, loan demand, and the values of loan collateral, securities, and interest sensitive assets and liabilities; interest rate risks and sensitivities; the effects of competition from other commercial banks, thrifts, mortgage banking firms, consumer finance companies, credit unions, securities brokerage firms, insurance companies, money market and other mutual funds and other financial institutions operating in the Company's market area and elsewhere, including institutions operating regionally, nationally and internationally, together with such competitors offering banking products and services by mail, telephone, computer and the Internet; the failure of assumptions underlying the establishment of reserves for possible loan losses, and the risks of mergers and acquisitions, including, without limitation, the related costs, including integrating operations as part of these transactions, and the failure to achieve the expected gains, revenue growth and/or expense savings from such transactions.

All written or oral forward looking statements attributable to the Company are expressly qualified in their entirety by this Cautionary Notice including, without limitation, those risks and uncertainties, described in the Company's annual report on Form 10-K for the year ended December 31, 2003 under “Special Cautionary Notice Regarding Forward Looking Statements”, and otherwise in the Company's SEC reports and filings.  Such reports are available upon request from Seacoast, or from the Securities and Exchange Commission, including the SEC’s website at http://www.sec.gov.

FINANCIAL HIGHLIGHTS	(Unaudited)
SEACOAST BANKING CORPORATION OF FLORIDA AND SUBSIDIARIES

			Three Months Ended
(Dollars in thousands,			March 31,
except per share data)			2004	2003
Summary of Earnings
Net income			$ 3,625	$ 3,223
Net interest income (1)			12,932	11,639

Performance Ratios
Return on average assets (2), (3)			1.05%	1.02%
Return on average
shareholders' equity (2), (3)			13.31	13.07
Net interest margin (1), (2)			3.98	3.89

Per Share Data (A)
Net income diluted			$ 0.23	$ 0.21
Net income basic			0.23	0.21
Cash dividends declared			0.13	0.10

		March 31,		Increase/
		2004	2003	(Decrease)
Credit Analysis
Net charge-offs year-to-date		$ 35	$ 280	(87.5)%
Net charge-offs to average loans		0.02%	0.16%	(87.5)
Loan loss provision year-to-date		150	--	n/m
Allowance to loans at end of period		0.85%	0.99%	(14.1)
Nonperforming assets		$ 2,325	$ 1,901	22.3
Nonperforming assets to loans and other
real estate owned at end of period		0.31%	0.29%	6.9

Selected Financial Data
Total assets		$ 1,401,399	$ 1,297,826	8.0
Securities – Trading (at fair value)		6,079	43,719	(86.1)
Securities – Available for sale (at fair value)		440,696	440,185	0.1
Securities – Held for Investment (at amortized cost)		97,705	19,998	388.6
Net loans		733,528	654,990	12.0
Deposits		1,164,971	1,060,591	9.8
Shareholders' equity		106,970	100,526	6.4
Book value per share (A)		6.90	6.56	5.2
Tangible book value per share (A)		6.72	6.35	5.8
Average shareholders' equity
to average assets		7.91%	7.81%	1.3

(A)

Reflects 10% stock dividend paid as a stock split effective August 1, 2003.

(1)  Calculated on a fully taxable equivalent basis using amortized cost.

(2)  These ratios are stated on an annualized basis and are not necessarily indicative of future periods.

(3) The calculation of ROA and ROE do not include the mark-to-market unrealized gains (losses) because the unrealized gains (losses) are not included in net income.

n/m = not meaningful

CONDENSED CONSOLIDATED STATEMENTS OF INCOME (Unaudited)
SEACOAST BANKING CORPORATION OF FLORIDA AND SUBSIDIARIES

	Three Months Ended March 31,
(Dollars in thousands, except per share data)	2004	2003

Interest on securities:
Taxable	$4,514	$4,033
Nontaxable	28	41
Interest and fees on loans	11,703	11,982
Interest on federal funds sold	36	21
Total Interest Income	16,281	16,077

Interest on deposits	768	903
Interest on time certificates	2,143	2,701
Interest on borrowed money	472	873
Total Interest Expense	3,383	4,477

Net Interest Income	12,898	11,600
Provision for loan losses	150	--
Net Interest Income After Provision for Loan Losses	12,748	11,600

Noninterest income:
Service charges on deposit accounts	1,107	1,217
Trust income	538	524
Mortgage banking fees	482	1,638
Brokerage commissions and fees	715	420
Marine finance fees	763	807
Debit card income	298	289
Other deposit based EFT fees	128	116
Other income	309	360
	4,340	5,371
Securities gains (losses)	56	(1,157)
Total Noninterest Income	4,396	4,214

Noninterest expenses:
Salaries and wages	4,499	4,159
Employee benefits	1,447	1,216
Outsourced data processing	1,401	1,286
Occupancy expense	1,076	994
Furniture and equipment expense	483	499
Marketing expense	650	550
Legal and professional fees	290	408
FDIC assessments	41	41
Other expense	1,640	1,722
Total Noninterest Expenses	11,527	10,875

Income Before Income Taxes	5,617	4,939
Provision for income taxes	1,992	1,716

Net Income	$3,625	$3,223

Per share common stock (A):

Net income diluted	$0.23	$0.21
Net income basic	0.23	0.21
Cash dividends declared	0.13	0.10

Average diluted shares outstanding	15,842,523	15,673,632
Average basic shares outstanding	15,431,149	15,316,176

(A)

Reflects 10% stock dividend paid as a stock split effective August 1, 2003.

CONDENSED CONSOLIDATED BALANCE SHEETS (Unaudited)
SEACOAST BANKING CORPORATION OF FLORIDA AND SUBSIDIARIES

	March 31,	December 31,	March 31,
(Dollars in thousands)	2004	2003	2003

Assets
Cash and due from banks	$40,588	$44,928	$63,534

Federal funds sold and interest bearing deposits	27,756	255	30,990

Securities:
Trading (at fair value)	6,079	--	43,719
Available for sale (at fair value)	440,696	484,223	440,185
Held for sale (at amortized cost)	97,705	80,866	19,998
Total Securities	544,480	565,089	503,902

Loans sold and available for sale	5,015	5,403	11,696

Loans	739,803	708,792	661,536
Less: Allowance for loan losses	(6,275)	(6,160)	(6,546)
Net Loans	733,528	702,632	654,990

Bank premises and equipment	17,015	16,847	16,036
Other real estate owned	1,913	1,954	0
Other assets	31,104	16,715	16,678
	$1,401,399	$1,353,823	$1,297,826

Liabilities and Shareholders’ Equity
Liabilities
Deposits
Demand deposits (noninterest bearing)	$259,639	$233,087	$195,989
Savings deposits	541,402	527,400	490,976
Other time deposits	259,948	262,904	276,777
Time certificates of $100,000 or more	103,982	106,251	96,849
Total Deposits	1,164,971	1,129,642	1,060,591

Federal funds purchased and securities sold under agreements to repurchase, maturing within 30 days	81,849	74,158	65,241
Other borrowings	40,392	40,000	65,000
Other liabilities	7,217	5,939	6,468
	1,294,429	1,249,739	1,197,300

Shareholders' Equity
Preferred stock	--	--	--
Common stock	1,710	1,710	1,555
Additional paid in capital	26,911	26,911	26,994
Retained earnings	96,516	95,336	90,533
Restricted stock awards	(1,947)	(1,947)	--
Treasury stock	(15,490)	(15,350)	(17,916)
	107,700	106,660	101,166
Other comprehensive income (loss)	(730)	(2,576)	(640)
Total Shareholders’ Equity	106,970	104,084	100,526
	$1,401,399	$1,353,823	$1,297,826

Common Shares Outstanding	15,503,756	15,503,626	15,321,846

Note:  The balance sheet at December 31, 2003 has been derived from the audited financial statements at that date.

CONSOLIDATED QUARTERLY FINANCIAL DATA (Unaudited)
SEACOAST BANKING CORPORATION OF FLORIDA AND SUBSIDIARIES

	Quarters
	2004	2003			Last 12
(Dollars in thousands, except per share data)	First	Fourth	Third	Second	Months

Operating Ratios
Return on average assets (2),(3)	1.05%	1.14%	1.04%	1.09%	1.09%
Return on average shareholders' equity (2),(3)	13.31	14.46	13.27	14.08	13.88
Net interest margin (1),(2)	3.98	3.82	3.44	3.63	3.74
Average equity to average assets	7.91	7.87	7.84	7.74	7.84

Credit Analysis
Net charge-offs	$ 35	$ (20)	$ (29)	$ 435	$ 421
Net charge-offs to average loans	0.02%	(0.01)%	(0.02)%	0.26%	0.06%
Loan loss provision	$ 150	$ --	$ --	$ --	$ 150
Allowance to loans at end of period	0.85%	0.87%	0.92%	0.94%
Nonperforming assets	$ 2,325	$ 3,045	$ 3,225	$ 3,238
Nonperforming assets to loans and other
real estate owned at end of period	0.31%	0.43%	0.48%	0.50%
Nonaccrual loans and accruing loans 90 days or more past due to loans outstanding at end of period	0.09	0.16	0.18	0.49

Per Share Common Stock (A)
Net income diluted	$ 0.23	$ 0.24	$ 0.22	$ 0.23	$ 0.92
Net income basic	0.23	0.25	0.22	0.23	0.93
Cash dividends declared	0.13	0.13	0.13	0.10	0.49
Book value per share	6.90	6.71	6.75	6.63

(A)

Reflects 10% stock dividend paid as a stock split effective August 1, 2003.

(1) Calculated on a fully taxable equivalent basis using amortized cost.

(2) These ratios are stated on an annualized basis and are not necessarily indicative of ratios which may be expected for the entire year.

(3) The calculation of ROA and ROE do not include the mark-to-market unrealized gains (losses), because the unrealized gains (losses) are not included in net income.

CONSOLIDATED QUARTERLY FINANCIAL DATA (Unaudited) (continued)
SEACOAST BANKING CORPORATION OF FLORIDA AND SUBSIDIARIES

(Dollars in thousands)

SECURITIES	March 31, 2004	December 31, 2003	March 31, 2003

Mortgage-backed	$6,079	$--	$43,719
Securities Trading	6,079	--	43,719

U.S. Treasury and U. S. Government Agencies	1,596	1,002	2,501
Mortgage-backed	433, 576	477,018	431,289
Other securities	5,524	6,203	6,395
Securities Available for Sale	440,696	484,223	440,185

U.S. Treasury and U. S. Government Agencies	4,998	4,998	--
Mortgage-backed	90,425	73,585	16,828
Obligations of states and political subdivisions	2,282	2,283	3,170
Securities Held for Investment	97,705	80,866	19,998
Total Securities	$544,480	$565,089	$503,902

LOANS	March 31, 2004	December 31, 2003	March 31, 2003

Real estate construction	$129,177	$107,315	$84,821
Real estate mortgage	485,972	470,391	452,465
Installment loans to individuals	79,209	84,512	82,011
Commercial and financial	45,241	46,310	41,809
Other loans	204	264	430
Total Loans	$739,803	$708,792	$661,536

AVERAGE BALANCES, YIELDS AND RATES (Unaudited)
SEACOAST BANKING CORPORATION OF FLORIDA AND SUBSIDIARIES

	2004				2003
	First Quarter			Fourth Quarter			First Quarter
	Average	Yield/		Average	Yield/		Average	Yield/
(Dollars in thousands)	Balance	Rate		Balance	Rate		Balance	Rate

Assets
Earning assets:
Securities:
Taxable	$546,639	3.30	% $	576,859	3.21	% $	512,781	3.15%
Nontaxable	2,182	7.88		2,183	7.88		3,193	7.77
Total Securities	548,821	3.32		579,042	3.22		515,974	3.17

Federal funds sold and other
short-term investments	15,150	0.96		4,649	0.94		6,723	1.27

Loans, net	730,308	6.37		689,353	6.49		690,022	7.05

Total Earning Assets	1,294,279	5.02		1,273,044	4.97		1,212,719	5.39

Allowance for loan losses	(6,200)			(6,177)			(6,795)
Cash and due from banks	36,985			36,116			47,048
Premises and equipment	16,969			16,781			16,122
Other assets	14,324			14,056			12,105

	$1,356,357			$1,333,820			$1,281,199

Liabilities and Shareholders' Equity
Interest-bearing liabilities:
NOW (including Super NOW)	$74,402	0.46	% $	70,682	0.47	% $	67,373	0.66%
Savings deposits	159,594	0.51		157,089	0.51		148,857	0.62
Money market accounts	293,111	0.66		292,293	0.66		265,843	0.86
Time deposits	368,584	2.34		359,342	2.45		372,273	2.94
Federal funds purchased and securities sold under agreements to repurchase	79,989	0.85		68,718	0.77		78,495	0.96
Other borrowings	39,962	3.04		56,576	4.11		56,944	4.90

Total Interest-Bearing Liabilities	1,015,642	1.34		1,004,700	1.46		989,785	1.83

Demand deposits (noninterest-bearing)	228,526			218,489			186,613
Other liabilities	4,839			5,633			4,787
Total Liabilities	1,249,007			1,228,822			1,181,185

Shareholders' equity	107,350			104,998			100,014

	$1,356,357			$1,333,820			$1,281,199

Interest expense as a % of earning assets		1.05%			1.15%			1.50%
Net interest income as a % of earning assets		3.98			3.82			3.89

(1) On a fully taxable equivalent basis.  All yields and rates have been computed on an annualized basis using amortized cost.  Fees on loans have been included in interest on loans.  Nonaccrual loans are included in loan balances.

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